

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

> **Re: Del Global Technologies Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 14, 2010**
> **File No. 000-03319**

Dear Mr. Quicke:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your proxy statement to fill in the blank spaces and missing terms relating to the proposals, including the stock split ratio ranges and the number of shares below which shareholders will be cashed out after the reverse stock split. Please note that we may have further comments following your revisions.

Proposal No. 1 – Amendment to the Company's Certificate, page 7

2.   We note your disclosure that the proposed increase in authorized shares would provide a reserve of shares available for issuance under your contemplated rights offering. Please revise to clarify whether approval of the proposal to increase your authorized shares is necessary to complete the contemplated rights offering. Also, provide a brief discussion of the terms of your rights offering in your proxy statement. If the increase is not

necessary to complete the rights offering, disclose the number of shares that would be available for issuance assuming the full exercise of rights issued in the contemplated rights offering. Note that your revisions in this regard will need to be consistent with any revisions to the Form S-1 related to the contemplated rights offering.

Vote Required, page 8

3.   We note your disclosure that the Affiliated Shareholders have indicated that they will vote for each of the proposals. Please advise us how you determined that your communications with these shareholders were not solicitations as defined in Rule 14a-1(l).

Proposal No. 2. – Amendments to the Company's Certificate, page 10

4.   We note that you intend to cancel and convert to cash the shares of your shareholders who own less than a specified number of shares following the reverse stock split. Please advise us how you determined that the Reverse/Forward Stock Split is not a Rule 13e-3 transaction. Refer to Rule 13e-3(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3314 with any questions.

          Sincerely,

          Daniel Morris
          Special Counsel

cc (fax): Steven Wolosky
     Jeffrey S. Spindler
     Olshan Grundman Frome Rosenzweig & Wolosky LLP